LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

June 10, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023110B) for the Lord Abbett Investment Trust (the “Trust”) (File No. 811-07988) on behalf of Lord Abbett Inflation Focused Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, we hereby enclose for filing with the Commission:

(i)	Rider 16 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Trust certifying the resolutions of a majority of the Board of Trustees who are not “interested persons” of the Trust approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2011; and

(iv)	A copy of an agreement among the Trust and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2225 if you need any additional information.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of
Lord Abbett Investment Trust

Enclosures

*	Incorporated by reference to the Blanket Fidelity Bond filed on August 6, 2010.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

Lord, Abbett& Co., Inc.		87023110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 20, 2011	June 30, 2010 to June 30, 2011	/S/ Maggie Sullivan

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

•	Lord Abbett Inflation Focused Fund, a series of Lord Abbett Investment Trust

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN01.0-00 (1/02)

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Investment Trust (Lord Abbett Inflation Focused Fund), hereby certifies that the following are true and correct resolutions of each Board of Trustees of the above-named Company duly adopted on March 10, 2011.

Any reference herein to “each New Fund” shall mean Lord Abbett Inflation Focused Fund.

RESOLVED, that the addition of each New Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each New Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each New Fund’s portfolio; and further

RESOLVED, that the portion of the premium to be paid by each New Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each New Fund is less than the premium each New Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

March 10, 2011

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Blend Trust; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid-Cap Value Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Municipal Income Trust; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund (formerly Lord Abbett Large-Cap Growth Fund); Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 15, 2010:

RESOLVED, that coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual Insurance Company (“ICIM”) to each of the Lord Abbett Funds, Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Lord Abbett Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Lord Abbett Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Lord Abbett Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Lord Abbett Fund is less than the premium each Lord Abbett Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

August 6, 2010

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2010 in the following amounts:

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/10	Total Registered Management Investment Company Assets as of 6/30/10	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.	$9,345,989,739	$9,345,989,739	$2,500,000

Lord Abbett Blend Trust		$1,139,415,040	$1,250,000
Lord Abbett Small-Cap Blend Fund	$1,139,415,040

Lord Abbett Bond-Debenture Fund, Inc.	$7,104,979,230	$7,104,979,230	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$793,294,735	$793,294,735	$1,250,000

Lord Abbett Global Fund, Inc.		$206,393,296	$750,000
Lord Abbett Global Allocation Fund	$77,992,352
Lord Abbett Developing Local Markets Fund	$128,400,944

Lord Abbett Investment Trust		$6,369,589,367	$2,500,000
Lord Abbett Convertible Fund	$340,413,803
Lord Abbett Core Fixed Income Fund	$325,709,070
Lord Abbett Floating Rate Fund	$277,478,626
Lord Abbett High Yield Fund	$553,494,433
Lord Abbett Income Fund	$631,055,606
Lord Abbett Inflation Focused Fund[1]	$-0-
Lord Abbett Short Duration Income Fund	$1,374,501,734
Lord Abbett Total Return Fund	$1,222,753,571
Lord Abbett Balanced Strategy Fund	$1,073,453,689
Lord Abbett Diversified Income Strategy Fund	$109,827,491
Lord Abbett Growth & Income Strategy Fund	$359,829,337
Lord Abbett Diversified Equity Strategy Fund	$101,072,007

Lord Abbett Mid-Cap Value Fund, Inc.	$2,476,938,666	$2,476,938,666	$1,700,000

Lord Abbett Research Fund, Inc.		$5,286,549,270	$2,500,000
Lord Abbett Capital Structure Fund	$1,250,223,488
Lord Abbett Growth Opportunities Fund	$509,697,768
Lord Abbett Classic Stock Fund	$858,442,240
Small-Cap Value Series	$2,668,185,774
Lord Abbett Securities Trust		$4,534,150,119	$2,500,000
Lord Abbett Alpha Strategy Fund	$465,238,233
Lord Abbett Fundamental Equity Fund	$2,278,283,172
Lord Abbett International Core Equity Fund	$806,367,316
Lord Abbett International Dividend Income Fund	$170,048,422
Lord Abbett International Opportunities Fund	$249,157,928
Lord Abbett Large-Cap Value Fund	$47,715,037

[1]	Effective April 20, 2011, Lord Abbett Inflation Focused Fund, a series of Lord Abbett Investment Trust, was added.

EXHIBIT C

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/10	Total Registered Management Investment Company Assets as of 6/30/10	Amount of Single Insured Bond
Lord Abbett Micro-Cap Growth Fund	$62,839,833
Lord Abbett Micro-Cap Value Fund	$73,796,670
Lord Abbett Value Opportunities Fund	$380,703,508

Lord Abbett Series Fund, Inc.[2]		$2,046,422,254	$1,700,000
Bond-Debenture Portfolio	$348,960,861
Capital Structure Portfolio	$97,930,405
Classic Stock Portfolio	$23,824,123
Developing Growth Portfolio	$-0-
Fundamental Equity Portfolio	$86,931,831
Growth and Income Portfolio	$971,771,756
Growth Opportunities Portfolio	$84,741,295
International Core Equity Portfolio	$-0-
International Opportunities Portfolio	$32,904,647
Mid-Cap Value Portfolio	$399,357,336
Total Return Portfolio	$-0-
Value Opportunities Portfolio	$-0-

Lord Abbett Stock Appreciation Fund	$168,491,983	$168,491,983	$600,000

Lord Abbett Municipal Income Fund, Inc.		$1,873,105,211	$1,700,000
Lord Abbett AMT Free Fund[3]	$-0-
Lord Abbett California Tax Free Income Fund	$170,175,969
Lord Abbett Connecticut Tax Free Income Fund[4]	$118,541,836
Lord Abbett Hawaii Tax Free Income Fund[4]	$121,606,505
Lord Abbett Missouri Tax Free Income Fund[4]	$159,819,945
Lord Abbett National Tax Free Income Fund	$934,434,972
Lord Abbett New Jersey Tax Free Fund	$120,092,246
Lord Abbett New York Tax Free Fund	$248,433,738

Lord Abbett Municipal Income Trust		$2,420,034,249	$2,500,000
Georgia Series[4]	$120,617,718
Lord Abbett High Yield Municipal Bond Fund[5]	$1,026,975,248
Pennsylvania Series[4]	$87,961,005
Lord Abbett Intermediate Tax-Free Fund[5]	$845,842,889
Lord Abbett Short Duration Tax Free Fund[5]	$338,637,389

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$660,096,552	$660,096,552	$900,000

[2]

As amended on May 1, 2010 to reflect (1) the addition of Lord Abbett Series Fund, Inc. – Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio and Value Opportunities Portfolio; (2) the name changes of Lord Abbett Series Fund, Inc. – Capital Structure Portfolio (formerly, America’s Value Portfolio), Classic Stock Portfolio (formerly, Large-Cap Core Portfolio), Fundamental Equity Portfolio (formerly, All Value Portfolio), and International Opportunities Portfolio (formerly, International Portfolio).

[3]	Effective October 26, 2010, Lord Abbett AMT Free Municipal Bond Fund, a series of Lord Abbett Municipal Income Fund, Inc., was added.
[4]

Effective as of the close of business on November 19, 2010, the Funds reorganized into Lord Abbett National Tax-Free Income Fund. The Connecticut, Hawaii, and Missouri Tax-Free Funds were series of Lord Abbett Municipal Income Fund, Inc. and the Georgia and Pennsylvania Tax-Free Funds were series of Lord Abbett Municipal Income Fund Trust.

[5]

Effective as of the close of business on November 19, 2010, the Funds underwent a shell reorganization from Lord Abbett Municipal Income Trust (DE) to Lord Abbett Municipal Income Fund, Inc. (MD) in order to change domicile from Delaware to Maryland.